UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Moshe Eisenberg
Moshe Eisenberg
Chief Financial Officer

Dated: February 11, 2016

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER & FULL YEAR 2015 RESULTS

Q4 revenues of $25.8 million; Non-GAAP operating income of $1.8m;

MIGDAL HAEMEK, Israel – February 11, 2015 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced its financial results for the full year and quarter ended December 31, 2015.

Highlights of the Full Year 2015

•	Revenues of $99.3 million;
•	Non-GAAP operating income of $6.0 million; GAAP operating loss of $10.1 million;
•	Non-GAAP net income of $5.2 million; GAAP net loss of $10.1 million;
•	Positive operating cash flow of $1.5 million; Net cash and equivalents of $38.7 million as of December 31, 2015 (including $7.9 million restricted cash).

Highlights of the Fourth Quarter 2015

•	Revenues of $25.8 million;
•	Non-GAAP operating income of $1.8 million; GAAP operating loss of $14.1 million;
•	Non-GAAP net income of $2.9 million; GAAP net loss of $11.8 million;
•	Operating cash flow of $2.4 million.
•	Q1 2016 guidance of $24-25m

During the fourth quarter 2015 Camtek recorded a provision of $14.6 million in conjunction with the final court ruling on February 3, 2016 in its appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system sold in the United States until 2010.

Rafi Amit, Camtek’s Chairman and CEO, commented, “I am very pleased with our performance in 2015. Our revenue is at a four year high, mainly driven by growth in the semiconductor market - particularly the advanced packaging segment, as well as other growing segments such as CMOS Image Sensors and MEMS. Between the various technologies such as bumps, fan-out and others, the advance packaging market is expected to grow significantly in the coming years and we are in a strong position to capitalize on this.”

Added Mr. Amit, “We are, of course, disappointed with the results of the appeal in the patent infringement case in the US with respect to the Falcon product, which has not been sold in the United States since 2010. With regards to our other products - the Eagle and Condor products use a different technology for which Camtek itself holds a valid US patent. Moreover, our newest and innovative technology, to be introduced at Semicon China next month, moves in a very different direction, making, we believe, the patent infringement allegations a non-issue with respect to all future sales. In addition, I stress that the U.S. market represents less than 10% of our global sales. ”

Continued Mr. Amit, “With regards to the digital printing technology, we continue to make steady progress. We are gaining positive and useful feedback from the four sites that currently use the Gryphon and we are incorporating the feedback from the field into the system. Gryphon is a revolutionary technology and we continue to see its exciting potential. We are confident that it will eventually replace many processes in the PCB industry. ”

Concluded Mr. Amit, “Looking ahead to 2016, we expect continued double-digit revenue growth in our semiconductor business, driven by increased capex spending by many of our customers. For the first quarter of 2016, we expect revenues of around $24-25 million, representing year-over-year growth at the midpoint of 13%. I note that our first quarter is seasonally the weakest of the year, due to the impact of the Chinese New-Year on our sales in Asia, mainly in the PCB segment.”

Fourth Quarter 2015 Financial Results

Revenues for the fourth quarter of 2015 were $25.8 million. This represents growth of 25% compared with fourth quarter 2014 revenues of $20.6 million.

Gross profit on a GAAP basis in the quarter totaled $10.6 million (41.3% of revenues). This amount includes a $1 million inventory write-down charge related to its one-color Gryphon systems. This is a 13% increase compared to $9.5 million in the fourth quarter of 2014 (45.9% of revenues).

Gross profit on a non-GAAP basis in the quarter totaled $11.7 million (45.4% of revenues). This is a 20% increase compared to $9.7 million (47.2% of revenues) in the fourth quarter of 2014. The variance in the gross margin is not indicative of a trend and is representative of the change in the revenue mix in the fourth quarter.

Operating loss on a GAAP basis in the quarter was $14.1 million (54.6% of revenues). This compares to an operating income of $360 thousand (1.7% of revenues) in the fourth quarter of 2014. The GAAP operating expenses included a goodwill write-off of $1.6 million which was offset with an income of $1.4 million associated with a contingent liability, both related to the digital printing business.

Operating income on a non-GAAP basis in the quarter was $1.8 million (6.8% of revenues). This compares to operating income of $0.7 million (3.4% of revenues) in the fourth quarter of 2014.

Net loss on a GAAP basis in the quarter totaled $11.8 million, or $(0.34) per diluted share. This compares to net income of $68 thousand, or $0.00 per diluted share, in the fourth quarter of 2014.

Net income on a non-GAAP basis in the quarter was $2.9 million, or $0.08 per diluted share. This compares to a net income of $408 thousand, or $0.01 per diluted share, in the fourth quarter of 2014.

Full Year 2015 Results Summary

Revenues for 2015 were $99.3 million, an increase of 12% compared to $88.3 million, as reported in 2014. This increase is mainly due to increased sales to the Semiconductor market.

Gross profit on a GAAP basis for 2015 was $43.1 million (43.4% of revenues) compared to gross profit of $41.0 million (46.4% of revenues) in 2014. This amount includes a $1 million inventory write-down charge related to its one-color Gryphon systems. Gross profit on a non-GAAP basis for 2015, was $44.2 million (44.5% of revenues), compared to $41.3 million (46.8% of revenues) in 2014.

Operating loss on a GAAP basis for 2015, was $10.1 million (10.1% of revenues) compared to an operating income of $5.1 million in 2014 (5.8% of revenues). Operating income on a non-GAAP basis in 2015 was $6.0 million (6.0% of revenues) compared to an operating income of $5.7 million (6.5% of revenues) in 2014.

Net loss on a GAAP basis for 2015 was $10.1 million, or $(0.30) per diluted share, compared to a net income of $3.3 million in 2014, or $0.11 per diluted share.  Net income on a non-GAAP basis for 2015 was $5.2 million, or $0.16 per diluted share, compared to a net income of $4.5 million in 2014 or $0.15 per diluted share.

Cash, cash equivalents and restricted short-term deposits as of December 31, 2015 were $38.7 million compared to $26.8 million as of December 31, 2014. The cash includes restricted deposits of $7.9 million. The Company generated $2.4 million from operating cash flow during the fourth quarter of 2015. For the year, the Company generated a positive operating cash flow of $1.5 million.

Conference Call

Camtek will host a conference call today, February 11, 2016, at 9:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, CFO, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                                                                   1 888 668 9141at 9:00 am Eastern Time
Israel:                                                                   03 918 0644at 4:00 pm Israel Time
International:                                               +972 3 918 0644

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com .

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) revaluation of liabilities with respect to the acquisitions of Printar and Sela; (ii) share based compensation expenses; (iii) inventory write-downs related to the one-color Gryphon systems; (iv) goodwill impairment; and (v) loss from litigation, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

	December 31,
	2015	2014
	U.S. Dollars (In thousands)

Assets
Current assets
Cash and cash equivalents	30,833	18,220
Short-term deposits	-	8,607
Short-term restricted deposits	7,875	-
Accounts receivable, net	27,003	22,341
Inventories	27,599	24,650
Due from affiliated companies	559	501
Other current assets	1,712	2,382
Deferred tax asset	177	858
Total current assets	95,758	77,559

Fixed assets, net	13,531	13,025

Long term inventory	1,979	1,476
Long-term restricted deposit	-	729
Deferred tax asset	3,955	891
Other assets, net	248	348
Intangible assets, net	795	928
Goodwill	-	1,555
	6,977	5,927
Total assets	116,266	96,511

Liabilities and shareholders’ equity

Current liabilities
Accounts payable – trade	11,812	9,490
Other current liabilities	30,712	16,279
Total current liabilities	42,524	25,769

Long term liabilities
Liability for employee severance benefits	772	860
Other long term liabilities	4,768	4,150
	5,540	5,010
Total liabilities	48,064	30,779

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
37,440,552 issued as of December 31, 2015, and 32,586,898 as of
December 31, 2014, outstanding 35,348,176 as of December 31, 2015, and 30,494,522 as of December 31, 2014	148	134
Additional paid-in capital	76,034	63,465
Retained earnings (losses)	(6,082)	4,031
	70,100	67,630
Treasury stock, at cost (2,092,376 as of December 31, 2015 and December 31, 2014)	(1,898)	(1,898)

Total shareholders' equity	68,202	65,732

Total liabilities and shareholders' equity	116,266	96,511

Camtek Ltd.

Consolidated Statements of Operations

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2015	2014	2015	2014
	U.S. dollars		U.S. dollars
Revenues	99,275	88,313	25,776	20,600
Cost of revenues	56,149	47,294	15,130	11,148

Gross profit	43,126	41,019	10,646	9,452

Research and development costs	(14,860)	(14,406)	(4,246)	(3,701)
Selling, general and administrative expenses	(23,587)	(21,417)	(5,740)	(5,331)
Implication of re-organization and impairment losses	*(138)	**(60)	*(138)	**(60)
Loss from litigation	***(14,600)	-	***(14,600)	-
	(53,185)	(35,883)	(24,724)	(9,092)

Operating income (loss)	(10,059)	5,136	(14,078)	360

Financial expenses, net	(1,877)	(1,220)	(388)	(359)

Income (loss) before income taxes	(11,936)	3,916	(14,466)	1

Income taxes (expense)	1,823	(579)	2,659	67

Net income (loss)	(10,113)	3,337	(11,807)	68

Net income (loss) per ordinary share:

Basic	(0.30)	0.11	(0.34)	0.00

Diluted	(0.30)	0.11	(0.34)	0.00

Weighted average number of ordinary shares outstanding:

Basic	33,352	30,464	35,164	30,495

Diluted	33,352	30,545	35,164	30,548

(*)	Relates to Printar impairment charges in respect of goodwill and other intangible assets, offset by renegotiation of the liability to the shareholders of Printar.
(**)	Relates to disposal of Sela operation and Sela and Printar impairment charges in respect of goodwill and other intangible assets
(***)	Relates to provision in conjunction with the final court ruling on February 3, 2016 in Camtek’s appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2015	2014	2015	2014
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(10,113)	3,337	(11,807)	68
Acquisition of Sela and Printar related expenses (1)	751	903	288	264
Inventory write –downs (2)	1,041	-	1,041	-
Share-based compensation	270	309	58	76
Loss from litigation, net of tax (3)	13,286	-	13,286	-
Non-GAAP net income (loss)	5,235	4,549	2,866	408

Non –GAAP net income (loss) per share, basic and diluted	0.16	0.15	0.08	0.01

Gross margin on GAAP basis	43.4%	46.4%	41.3%	45.9%
Reported gross profit on GAAP basis	43,126	41,019	10,646	9,452
Acquisition of Sela and Printar related expenses (1)	-	264	-	264
Inventory write –downs (2)	1,041	-	1,041	-
Share-based compensation	24	42	7	9
Non- GAAP gross margin	44.5%	46.8%	45.4%	47.2%
Non-GAAP gross profit	44,191	41,325	11,694	9,725

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	(10,059)	5,136	(14,078)	360
Acquisition of Sela and Printar related expenses (1)	138	264	138	264
Inventory write –downs (2)	1,041	-	1,041	-
Share-based compensation	270	309	58	76
Loss from litigation (3)	14,600	-	14,600	-

Non-GAAP operating income	5,990	5,709	1,759	700

(1)
During the three and twelve months ended December 31, 2015 and 2014, the Company recorded acquisition expenses of 0.3 million, 0.8 million, $0.3 million and $0.9 million, respectively, consisting of: (1) Revaluation adjustments of $0.2, $0.6 million, $0 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; and (2) Implication of re-organization and impairment charges of $0.1 million, $0.1 million, $0.3 and $0.3, respectively.

(2)
During the three and twelve months ended December 31, 2015 and 2014, the Company recorded inventory write downs in the amount of $1.0 million, $1.0 million, $0 million and $0 million, respectively, recorded under cost of revenues line item.

(3)
During the three and twelve months ended December 31, 2015, the Company recorded a provision of $14.6 million  ($13.3 million net of tax) in conjunction with the final court ruling on February 3, 2016 in Camtek’s appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.